Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Inc. Intercepts 14.07 grams of gold per Tonne over 3.2
           Meters True Width

           <<
           Trading Symbols
           TSX - CRJ
           NYSE Amex - CGR
           >>

           SASKATOON, July 20 /CNW/ - Claude Resources Inc. (CRJ-TSX; NYSE Amex-CGR)
today reports highlights from its continuing 2009 underground in-fill and exploration program at the Company's Seabee Mine. Highlights from the table below include:

           <<
           -   13.53 grams per tonne of Gold over 1.8 meters True Width
               (hole U09-633).
           -   23.39 grams per tonne of Gold over 1.0 meters True Width
               (hole U09-637).
           -   14.07 grams per tonne of Gold over 3.2 meters True Width
               (hole U09-639).
           -   13.42 grams per tonne of Gold over 2.4 meters True Width
               (hole U09-030).

           -------------------------------------------------------------------------
           Hole        From   To   Length  Au     Au    True     Au      Au    True
           No.   Zone   (m)   (m)   (m)   (g/T)  (g/T)  Width  (oz/t)  (oz/t)  Width
                                         (uncut) (cut)   (m)   (uncut)  (cut)  (ft)
           -------------------------------------------------------------------------
           U09-
           633    2c  198.7  204.9  6.2   13.89  13.53   1.80   0.41    0.39    5.9
           -------------------------------------------------------------------------
           U09-
           635    2c  147.5  151.5  4.0   10.87  10.87   1.40   0.32    0.32    4.6
           -------------------------------------------------------------------------
           U09-
           637    2c  151.4  154.0  2.6  138.56  23.39   1.00   4.04    0.68    3.3
           -------------------------------------------------------------------------
           U09-
           639    2b   64.9   68.6  3.7   24.64  14.07   3.20   0.72    0.41   10.5
           -------------------------------------------------------------------------
           U09-
           028    2b  225.2  227.0  1.8    7.15   7.15   0.50   0.21    0.21    1.6
           -------------------------------------------------------------------------
           U09-
           029   19v  121.2  124.5  3.3    9.31   9.31   3.00   0.27    0.27    9.8
           -------------------------------------------------------------------------
           U09-
           030   19v  186.9  191.7  4.8   34.03  13.42   2.40   0.99    0.39    7.9
           -------------------------------------------------------------------------
           U09-
           032    2b  325.9  330.7  4.8   13.44  12.08   1.10   0.39    0.35    3.6
           -------------------------------------------------------------------------
           >>

           Vice-President, Mining Operations, Philip Ng, P.Eng., stated that, "These intercepts being reported today continue to better define our high grade 2c ore shoot at Seabee Deep. The close proximity of the 2c Zone is already having a positive impact to the head grade delivered to our central milling facility at the Seabee Mining Camp as lateral development within and into this higher grade ore shoot continues at an accelerated pace. The Company is also pleased with our initial exploration results in the 19v/2b structure to the east of existing development."
           In 2009, Claude Resources Inc. is producing from its satellite deposit at
Santoy 7 as well as the Seabee Mine. In addition, the Company plans on continuing with an underground bulk sample program at Porky West and pending environmental approval and permits, to move Santoy 8 towards commercial production. For 2009, approximately 35,000 meters of surface and underground diamond drilling is planned at Seabee and its satellite deposits.
           Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President - Mining Operations and Brian Skanderbeg, P.Geo. Vice President
Exploration, Qualified Person, have reviewed the contents of this news release for accuracy.

           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 845,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505, or Philip Ng, P.Eng, Vice President of Mining Operations, Phone:
(306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:41e 20-JUL-09